

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 24, 2009

Raj-Mohinder S. Gurm
Chief Executive Officer, Chief Financial Officer
P2 Solar, Inc.
Unit 204, 13569 – 76 Avenue
Surrey, British Columbia, Canada, V3W 2W3

> **Re:** **P2 Solar, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 17, 2009**
> **File No. 333-91190**

Dear Mr. Gurm:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

ITEM 4.02 FORM 8-K FILED NOVEMBER 17, 2009

1. Please amend your report to include all of the information required by Item 4.02(b) of Form 8-K. Also, please resubmit the letter from your independent accountant addressing the revised disclosures. Refer to Item 4.02(c) of Form 8-K. You should file your amendment as a Form 8-K/A with the Item 4.02 designation. In this regard, please provide a brief description of the facts underlying the independent accountant's conclusion to the extent known to you at the time of filing.

2. Please tell us when you intend to file the restated financial statements. We may have further comment after you file the restated financial statements.

3. We remind you that when you file your restated Forms 10-K and 10-Q you should appropriately address the following:

    - an explanatory paragraph in the reissued audit opinion,
    - full compliance with FAS 154, paragraphs 25 and 26,
    - fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,
    - updated Item 9A. disclosures should include the following:

Raj-Mohinder S. Gurm
P2 Solar, Inc.
November 24, 2009
Page 2

> - a discussion of the restatement and the facts and circumstances surrounding it,
> - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
> - changes to internal controls over financial reporting, and
> - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
>   Refer to Items 307 and 308(c) of Regulation S-K.
> - include all updated certifications.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, or me at (202) 551-3355 if you have questions regarding our comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief